Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended
	June 27, 2009	June 28, 2008
Earnings[1]	$709	$4,484

Adjustments:
Add - Fixed charges	56	72
Subtract - Capitalized interest	(29)	(38)

Earnings and fixed charges (net of capitalized interest)	$736	$4,518

Fixed charges:
Interest[2]	$1	$8
Capitalized interest	29	38
Estimated interest component of rental expense	26	26

Total	$56	$72

Ratio of earnings before taxes and fixed charges, to fixed charges	13	63

[1]	After adjustments required by Item 503 (d) of the U.S. Securities and Exchange Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of operations is not included.